EXHIBIT I

Japanese Semi-Annual Securities Report for the six-month period from April 1, 2002 through September 30, 2002 submitted to the Chief of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on December 20, 2002, consisting of 81 pages (including cover), which includes the following:

I.   Corporate information

     A.   Corporate overview

          1. Major business indices during three interim periods and two fiscal years
          2.   Overview of business
          3.   Associated companies
          4.   Employee information

     B.   Business

          1.   Business results
          2.   Production, orders and sales
          3.   Management issues
          4.   Material contracts, etc.
          5.   Research and development

     C.   Capital assets

          1.   Important capital assets
          2.   Plans for new projects and disposition of capital assets

     D.   Company information

          1.   Share information, etc.
               a.   Total number of shares, etc.
               b.   Stock acquisition rights
               c.   Number of shares outstanding, changes in capital stock, etc.
               d.   Major shareholders
               e.   Voting rights
          2.   Changes in share price
          3.   Directors and corporate auditors

     E.   Financial information

             Report of independent accountants

               1.   Semi-annual consolidated financial statements, etc.
                    (1)  Semi-annual consolidated financial statements
                         (a)  Semi-annual consolidated balance sheets
                         (b)  Semi-annual consolidated statements of income
                         (c) Semi-annual consolidated statements of retained earnings and capital surplus
                         (d)  Semi-annual consolidated statements of cash flows
                         (e) Notes to semi-annual consolidated financial statements (including significant accounting policies and segment information)
                    (2)  Other (brief description of pending litigation)

             Report of independent accountants

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               2.   Semi-annual unconsolidated financial statements, etc.
                    (1)  Semi-annual unconsolidated financial statements
                         (a)  Semi-annual unconsolidated balance sheets
                         (b)  Semi-annual unconsolidated statements of income
                         (c) Notes to semi-annual unconsolidated financial statements (including significant accounting policies)
                    (2)  Other (brief description of pending litigation)

     F.   Reference materials

II.  Information on guarantors (none)

     The registrant sent copies of the report to the following stock exchanges:

     o Tokyo Stock Exchange, Inc.
     o Nagoya Stock Exchange, Inc.
     o Osaka Securities Exchange Co., Ltd.
     o Fukuoka Stock Exchange
     o Sapporo Securities Exchange